VIA EDGAR

December 19, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:  Allurion Technologies, Inc.

     Acceleration Request for Registration Statement on Form S-3

     File No. 333-283721

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Allurion Technologies, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 20, 2024 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jeffrey Letalien at (212) 459-7203.

If you have any questions regarding this request, please contact Jeffrey Letalien of Goodwin Procter LLP at (212) 459-7203.

Sincerely, ALLURION TECHNOLOGIES, INC.

/s/ Shantanu Gaur
Shantanu Gaur
Chief Executive Officer

cc:   Brendan Gibbons, Esq., Allurion Technologies, Inc.

    Paul Rosie, Goodwin Procter LLP

    Jeffrey Letalien, Goodwin Procter LLP